Exhibit 99.1

Santiago, April 17, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re:	Material Fact report

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and in General Rule No. 30, duly authorized, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines”), Securities Registration No. 306, the following:

The Board of LATAM acknowledged the resignation presented by Mr. Carlos Heller Solari to the position of board member of the Company, effective as of today. The Board of LATAM did not appoint a replacement at this moment, which could occur in a next session, in use of the faculty contained in the Article 32 of Law N°18,046 on Corporations Law. Consequently, and as planned, at the next Ordinary Shareholders’ Meeting of LATAM, it will be necessary to proceed to elect and renew its board of directors.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.